

02056098

As furnished to the Securities and Exchange Commission on August 29, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E. 8/29/02

Report of Foreign Private Issuer
Dated August 29, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Credit Suisse Group

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....N/A..

CREDIT SUISSE | GROUP

Media Relations

CREDIT SUISSE GROUP
P.O. Box 1
CH-8070 Zurich

Telephone +41-1-333 8844
Fax +41-1-333 8877
e-mail media.relations@csg.ch

PRESS RELEASE

Management Changes at Credit Suisse Group

Zurich, August 29, 2002 – **The Board of Directors has appointed Richard E. Thornburgh as Chief Risk Officer and Member of the Executive Board of Credit Suisse Group. Hans-Ulrich Doerig, currently Chief Risk Officer, will continue in his role as Vice-Chairman of the Executive Board and will focus on compliance and the monitoring of major credit exposures. This will ensure long-term consistency in the Group's risk management approach. The Board of Directors has also appointed Thomas Amstutz new Head of Investment Management and Member of the Executive Board of Credit Suisse Financial Services.**

Credit Suisse Group today announced that Hans-Ulrich Doerig, Group Chief Risk Officer, born in 1940, has decided to focus in the future on compliance and the monitoring of major credit exposures. He will also foster contacts with major Swiss and foreign clients and handle specific cases and issues that are of relevance to the Group as a whole. He will continue in his role as Vice-Chairman of the Executive Board and remain a member of the relevant risk committees of the Group.

Richard E. Thornburgh, Vice Chairman of the Executive Board and Chief Financial Officer of Credit Suisse First Boston (CSFB), born in 1952, will assume the responsibilities of Chief Risk Officer of the Group. He joined The First Boston Corporation in 1976 and was Chief Financial Officer of Credit Suisse Group in Zurich from 1997 to mid-1999. He will become a Member of the Group Executive Board and remain an ex-officio Member of the Executive Board and the

Operating Committee of CSFB. He will be based both in New York and Zurich. CSFB has initiated a search for a new Chief Financial Officer. Richard E. Thornburgh will continue in that capacity until the search is complete and a new Chief Financial Officer is appointed.

Lukas Mühlemann, Chairman and Chief Executive Officer of Credit Suisse Group, said: "I am very pleased that Richard Thornburgh, who successfully helped shape Credit Suisse Group's Corporate Center during his time as Chief Financial Officer in Zurich, will return to the Group as Chief Risk Officer. Hans-Ulrich Doerig will continue to provide us with the benefits of his extensive experience and the good relations he has established with key contacts both within and outside the company. This will ensure long-term consistency in the Group's risk management approach."

The Board of Directors has also appointed Thomas Amstutz new Head of Investment Management and Member of the Executive Board of Credit Suisse Financial Services, with immediate effect. Thomas Amstutz is currently Head of Product Management and Services in the Finance and Products division of Credit Suisse Financial Services, prior to which he held the position of Chief Investment Officer of Credit Suisse Private Banking.

Enquiries

Credit Suisse Group, Media Relations	Telephone +41 1 333 8844
Credit Suisse Group, Investor Relations	Telephone +41 1 333 4570
Internet	http://www.credit-suisse.com

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland, Frankfurt and Tokyo, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of June 30, 2002, it reported assets under management of CHF 1,293.2 billion.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP

By: D. Frick
Name: David Frick
Title: Managing Director

By: [illegible]
Name: Colin Chambers[illegible]
Title: Managing Director

Dated: August 29, 2002